Filed by Holly Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed pursuant
to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Holly Corporation
Commission File No.: 001-03876

Set forth below are (i) the text of a joint press release issued by Holly Corporation (“Holly”) and Frontier Oil Corporation (“Frontier”) on March 31, 2003, (ii) slides presented at a joint webcast conference call held by Holly and Frontier on March 31, 2003, and (iii) the text of a letter sent by Holly to its employees on March 31, 2003.

NEWS RELEASE

JOINT NEWS
RELEASE

2003-04

FOR IMMEDIATE RELEASE

Contacts:	Doug Aron (Frontier) (713) 688-9600 x145
Matt Clifton (Holly) (214) 871-3555

FRONTIER OIL AND HOLLY CORP.
SIGN MERGER AGREEMENT

HOUSTON, TEXAS, March 31, 2003 – Frontier Oil Corporation (NYSE: FTO) and Holly Corporation (AMEX: HOC) announced today they have entered into an agreement pursuant to which the two companies will merge. The merged company will be called Frontier Oil Corporation and will be headquartered in Houston, Texas. Following the merger, Frontier will own five refineries with refining capacity in excess of 260,000 barrels-per-day (bpd), including several highly complex, niche refineries.

Terms of the deal provide for Holly stockholders to receive one share of Frontier common stock for each outstanding share of Holly common stock, plus an aggregate cash payment of $172.5 million (or approximately $11.11 per Holly common share based on the current number of outstanding Holly shares). The stock and cash merger consideration would have a value of approximately $28.96 per Holly share, which represents a premium of 31% to Holly’s stockholders, based on the closing prices for both companies on Friday, March 28. Holly has approximately 15.5 million common shares outstanding, and Frontier has approximately 26.1 million common shares outstanding. Holly stockholders will also retain a non-transferable interest in potential future recoveries in litigation related to past sales of jet fuel to the United States government. The transaction is expected to be non-taxable to the shareholders of both companies, except for the cash to be received by Holly stockholders. The agreement between the companies contains reciprocal provisions for the payment of $15 million termination fees under certain circumstances.

The boards of directors of both companies have unanimously approved the merger. Completion of the transaction is expected in the second or third quarter of 2003.

Credit Suisse First Boston and Petrie Parkman are acting as financial advisors to Holly and Frontier, respectively, and provided fairness opinions to their respective Boards of Directors.

Frontier, headquartered in Houston, operates a 110,000 bpd refinery located in El Dorado, Kansas and a 46,000 bpd refinery located in Cheyenne, Wyoming. Holly, headquartered in Dallas, Texas, operates a 60,000 bpd refinery located in Artesia, New Mexico that is being expanded to 75,000 bpd and a 7,500 bpd refinery in Great Falls, Montana. Holly also operates approximately 2,000 miles of crude oil and refined product pipelines in the west Texas and New Mexico region, Permian Basin crude gathering operations and refined product terminals. Additionally, Holly has an agreement to acquire the 25,000 bpd Woods Cross (Salt Lake City) refinery owned by ConocoPhillips.

Frontier’s Chairman, President, and CEO, James Gibbs said, “Frontier and Holly are two of the most highly profitable public independent refining companies. This strategic combination will produce not only the preeminent Rocky Mountain refiner, but also the strongest balance sheet among its peers. The opportunity to build our enterprise through the combination of skills and assets represented by Frontier and Holly is tremendous. We expect to deliver significant growth to our shareholders. The combination is expected to be accretive to our shareholders. We are extremely excited by this combination and eagerly look forward to what we can accomplish together. After diligently looking for the right opportunity for over a year, we believe this is the best possible strategic combination for both companies.”

Holly Chairman and Chief Executive Officer, Lamar Norsworthy said, “We are extremely pleased with the combination of our two businesses. We are proud of what we have accomplished at Holly and we have a very high regard for Frontier and its management. This merger allows our stockholders to continue to participate in this significantly larger, more geographically diversified and more widely followed company through their almost 40% ownership in the combined company.”

Jim Gibbs will serve as President and Chief Executive Officer of Frontier after the merger and Lamar Norsworthy, Holly’s Chairman of the Board and Chief Executive Officer, will serve as Chairman of the Board of Frontier. The Board and its major committees will be made up of equal numbers of directors from each company. Completion of the planned merger is subject to, among other things, receiving shareholder approvals by both companies and other customary closing conditions, as well as expiration of the Hart-Scott-Rodino waiting period.

A conference call with a slide show presentation is scheduled for March 31, 2003 at 9:00 am EST to discuss the proposed merger. To access the call, please dial (800) 915-4836. For those outside the U.S., please call (973) 317-5319. To access the slide show presentation go to www.frontieroil.com and click on the investor relations link. A replay may be heard through April 14, 2003 by dialing (800) 428-6051 and entering the passcode 288693. To access the call or the replay via the Internet, go to www.frontieroil.com and register on the Investor Relations page.

Investor Notices

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. Such statements are those concerning the contemplated transaction and strategic plans,

expectations and objectives for future operations. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the companies expect, believe or anticipate will or may occur in the future are forward-looking statements. This includes completion of the proposed transaction, realization of expected synergies from the transaction, future financial performance, future equity issuance and other matters. These statements are based on certain assumptions made by the companies based on their experience and perception of historical trends, current conditions, expected future developments and other factors they believe are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the companies. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Frontier and Holly will file a proxy statement/prospectus and other documents regarding the proposed merger described in this press release with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about Frontier and Holly and the proposed transaction. A definitive proxy statement/prospectus will be sent to security holders of Frontier and Holly seeking their approval of the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus (when available) and other documents filed by Frontier and Holly with the SEC at the SEC’s web site at www.sec.gov. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of cost by directing a request to Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024 or Holly Corp., attention: John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201.

Frontier and Holly and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Frontier and Holly in connection with the merger. Information about Frontier and Holly and their respective directors and officers can be found in Frontier’s and Holly’s respective Proxy Statements, Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.

* * * * * *

FRONTIER
OIL CORPORATION

HOLLY

Frontier Oil and Holly Agree to Merger

Presentation on March 31, 2003

Transaction Summary

- Frontier Oil Corporation and Holly Corporation plan to merge
- Frontier will be the surviving company
- Each Holly share to be paid:
  - One share of Frontier at $17.85 (1)
  - $11.11 in cash ($172.5 MM aggregate) (2)
- Represents 29% premium based on trailing 20 days average ending March 28
- Transaction size is approximately $462 MM including the assumption of $26 MM Holly debt
- Transaction is accretive to Frontier's EPS and CFPS

(1) Based on March 28, 2003 closing price.

(2) Based on 15,529,72 shares of Holly outstanding.

Strategic Rationale

- Immediately accretive to earnings
- Combines highest return independents
  - Holly and Frontier rank 1st & 2nd in rate of return among the independent refiners, with five years averages of 39% and 27% respectively.
- Critical mass
  - Improves share liquidity and size
  - Diversifies refining and logistics assets
- Complementary management strengths
- Rocky Mountain focus
- Positions Company for further growth

Benefits of Merger

- Strategic Merger
- Improved Financial Strength
- More Asset Diversification
- Expanded Market Areas
- Includes High Value Pipeline Assets
- Potential Cost Savings and Operational Synergies

Refining Overview

Refinery	Crude Capacity Bpd	
El Dorado, KS (FTO)	110,000	
Cheyenne, WY (FTO)	46,000	
Artesia, NM (HOC)	75,000	(1)
Woods Cross, UT (2) (HOC)	25,000	
Great Falls, MT (HOC)	7,000	
Total	263,000	

(1) Expansion expected to be completed in December 2003.
(2) Pending

Refinery Locations and Product Markets

5
4
1
2
3

Frontier Markets

Holly Markets

(1) Cheyenne, WY

(2) El Dorado, KS

(3) Artesia, NM

(4) Woods Cross, UT(*)

(5) Great Falls, MT

* Pending

FRONTIER OIL CORPORATION

Diversified Asset Base

HOLLY

Spokane
Great Falls
MT
Boise
Mt. Home
Burley
WY
Woods Cross
Cheyenne
Salt Lake City
UT
Denver
CO
KS
Bloomfield
Wichita
El Dorado
AZ
Albuquerque
Phoenix
NM
Roswell
Tucson
Lovington
Artesia
El Paso
TX
Legend
Frontier Oil Refineries
Holly Corp Refineries
Holly Corp Terminals
Holly Corp Pipelines
Company Owned
Common Carrier
Leased

Management

- Board of Directors will be comprised of 50% Frontier Directors and 50% Holly Directors.
- Lamar Norsworthy will be the Chairman of the Board.
- Jim Gibbs will be the President and Chief Executive Officer.
- Julie Edwards will be EVP & Chief Financial Officer.
- Approximate head count post-merger is 1,425 including Woods Cross.

Market Capitalization-Equity
(Pre-Merger)

(Million Dollars)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,365
2,837
1,950
1,413
446
413
336
36
Valero
Sunoco
Ashland
Premcor
Frontier
Tesoro
Holly
Giant

Market Capitalization-Equity

(Post-Merger)

(Million Dollars)
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
4,365
2,837
1,950
1,413
710
413
36
Valero
Sunoco
Ashland
Premcor
Frontier Est.
Tesoro
Giant

Net Debt to Book Capitalization
(Pre-Merger)

80%
70%
60%
50%
40%
30%
20%
10%
0%
Holly
Frontier
Sunoco
Ashland
Premcor
Valero
Tesoro
Giant*

As of 12/31/02

* Has not yet filed 2002 10-K

Net Debt to Book Capitalization
(Post-Merger)

80%
70%
60%
50%
40%
30%
20%
10%
0%
Sunoco
Frontier Est.
Ashland
Premcor
Valero
Tesoro
Giant*

As of 12/31/02

* Has not yet filed 2002 10-K

A New Large Independent Refiner

- The new Frontier will have 5 refineries with capacity of 263,000 bpd and 2,000 miles of pipeline
  - Small refiner exemptions that delay sulfur spending still in effect
- Leading refiner in the Rockies
- Well-positioned to capitalize on strong refining fundamentals
- Strong management team with complementary skills
- Incremental size and financial capacity provide significant opportunities for Frontier growth

FRONTIER
OIL CORPORATION

HOLLY

Frontier Oil Corporation
10000 Memorial Drive, Suite 600
Houston, TX 77024
Doug Aron 713-688-9600 x145
Email: daron@frontieroil.com

Holly Corporation
100 Crescent Court, Suite 1600
Dallas, TX 75201
Matt Clifton 214-871-3555
Email: matt@hollycorp.com

TO:	All Employees

FROM:	Matt Clifton

DATE:	March 31, 2003

RE:	Holly and Frontier Merger

Today Holly Corporation (“Holly”) and Frontier Oil Corporation (“Frontier”) announced that the Boards of Directors of both companies have unanimously approved an agreement pursuant to which the two companies will merge. The combined company will be named Frontier Oil Corporation and will be headquartered in Houston, Texas. Holly will maintain a fifty percent representation on the Board of Directors of the combined company. Holly’s Chairman and CEO, Lamar Norsworthy, will become Chairman of Frontier and Jim Gibbs, currently Chairman, CEO and President of Frontier, will become CEO and President of the combined company.

Holly’s shareholders will receive one share of Frontier stock for each share of Holly stock plus a cash payment equal to approximately $11 per share. Completion of the merger is subject to, among other things, receiving shareholder and regulatory approvals.

Frontier owns two complex refineries in El Dorado, Kansas and Cheyenne, Wyoming. The capacity of these refineries is 110,000 and 46,000 barrels per day, respectively. The total refining capacity after the merger will be over 260,000 barrels per day, once the Woods Cross acquisition closes and Navajo’s current expansion is complete.

 This merger will create a strong independent refiner geographically concentrated in the fastest growing areas of the country, the Rockies and the Southwest. The new Frontier will combine the number one and number two companies in terms of rate of return among independent refiners over the last five years. The combined company will be twice the size of Holly and will improve our competitive position by optimizing the operating facilities, logistics and expertise of the two companies while maintaining one of the lowest net debt to equity ratios among the independent refiners.

Over the next several weeks, Holly and Frontier will determine the composition of its top management team and will then focus on the most efficient manner to support the combined operating facilities. There are no plans to close any of the current Holly or Frontier office locations.

We believe this merger represents a unique win-win situation for our shareholders, our employees and the communities we serve by creating a stronger, larger and more diverse company that will be positioned to capitalize on the unique expertise, ingenuity and hard work that our company’s employees have demonstrated.

We will strive to keep each of you informed as further progress is made in our planning process.

ADDITIONAL INFORMATION

In connection with the proposed mergers of Himalaya Merger Corporation and Front Range Merger Corporation (each of which are wholly owned subsidiaries of Front Range Himalaya Merger Corporation, which will be renamed Frontier Oil Corporation in connection with the proposed mergers) with and into Holly and Frontier, respectively, Holly, Frontier, and Front Range Himalaya Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGERS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Holly and Frontier with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free by directing a request to Holly Corporation, attention: W. John Glancy, 100 Crescent Court, Suite 1600, Dallas, Texas 75201, or Frontier Oil Corporation, attention: Doug Aron, 10000 Memorial Drive, Suite 600, Houston, Texas 77024.

Holly and Frontier and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their stockholders in favor of the proposed mergers. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed mergers is set forth in the Proxy Statements of Holly and Frontier for their respective annual meetings of stockholders and their Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This filing contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this filing include statements about future financial and operating results and the proposed mergers. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

In any forward-looking statement in which Holly expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses of Holly and Frontier will not be integrated successfully; costs related to the proposed mergers; failure of stockholders of Holly and Frontier to approve the proposed mergers; and other economic, business, competitive and/or regulatory factors affecting the businesses of Frontier and Holly generally as set forth in the filings of Holly and Frontier with the SEC, including their Annual Reports on Form 10-K, especially in the Management’s Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Holly is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.